December __, 2009

VIA EDGAR

Ms. Lisa Haynes
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549

Re:	Phoenix International Ventures, Inc.
Form 10-K for the Year Ended December 31, 2008
Forms 10-Q for the Periods Ended March 31, 2009 and June 30, 2009

File No. 333-140257

Dear Ms. Haynes:

We are counsel to Phoenix International Ventures, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated November 10, 2009 relating to the above-captioned filings. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

The Company notes the Staff’s comment.  Please see the Company’s response to each comment below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of the Period Ended December 31,2008 and December 31, 2007, page 23

2.	Please expand your discussion under results of operations for all periods to:

•
Quantify the extent to which material increases in revenues are attributable to changes in prices, volume or amount of goods sold, or changes in product mix.  For example, you explain on page 23 the increase in revenues is primarily attributable to an increase in sales order and deliveries. However, you do not quantify the impact of increase in sales order and deliveries or quantify the number of sales order deliveries compared to the prior year; and

•
Provide more robust explanation for the changes in line items within your statements of income. For example, you indicated that the decrease in cost of sales as percentage of total sales is primarily attributable to the increase in high margin orders being delivered without further explanations as to the extent of the increase in gross margins year over year or a discussion of the types of products and/or service that tend to generate higher margins.

This is not meant to represent an all inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

In response to this comment, the Company will revise its future filings accordingly to include a greater discussion of its results of operations.

In order to show the Staff what such revisions will look like in accordance with Comment 1, the Company has set forth below the relevant disclosure from the Company’s Form 10-K for the year ended December 31, 2008, which has been revised to reflect this Comment 2.

Revenues  Revenues increased 130% to $2,180,804 for the twelve months ended December 31, 2008, compared to $948,775 for the twelve months ended December 31, 2007.

Revenue increased in all our revenue streams, and primarily in manufacturing and parts trading.

In addition, in the manufacturing stream, we began execution of a large manufacturing and design contract in the twelve months ended December 31, 2008 which contributed to the increase in revenues. Management believes that this order will be a significant portion of our near future revenues. This order also contains an option for customer to order additional units, and if exercised will lead to additional revenues.

Parts trading increased primarily because of enhanced customer relationships and the availability of parts. We expect, although there can be no assurance, that this relationship will continue to generate similar volumes of sales in the near future.

Revenue from study orders increased as we entered into the main stages of performance. As we did not receive additional study type orders in the twelve months ended December 31, 2008, management believes that revenue from this stream will decrease in the near future. Management believes, although there can be no assurance, that these study order may spawn additional orders to remanufacture and/or manufacture the equipment types that were studied, increasing manufacturing and remanufacturing revenue in the future.

For the twelve months ended December 31, 2008, remanufacturing contracts accounted for 10% of our revenues, manufacturing and design were 34%, parts trading were 27%, and study contracts were 28% of our sales. This compares to manufacturing and remanufacturing accounting for 44% of our revenues, study contracts for 35% and parts trading accounting for 21% of our total revenues for the twelve months ended December 31, 2007.  This change in product mix contributed to the increase in revenue in that manufacturing and design tend to have higher dollar volume than remanufacturing or parts trading.

We tend to have few diverse contracts with typically large customers which make up significant portions of our revenue. US Navy and Air Force represented 43% of the Company’s revenues for the year ended December 31, 2008.  The remaining 57% of sales was to aerospace companies and military contractors. Two customers represented 61% of the Company’s revenues for the year ended December 31, 2008. Management feels that similar trend will continue in the near future.

Cost of Sales Cost of sales consists primarily of sub contractors and raw materials used in the manufacturing and remanufacturing processes, along with labor and allocations of indirect labor and overhead. Cost of sales increased to $1,334,162 for the twelve months ended December 31, 2008, compared to $792,264 for the twelve months ended December 31, 2007, representing 61% and 84% of the total revenues for the twelve months ended December 31, 2008 and December 31, 2007, respectively.  These costs rose because we had more contracts, higher revenue volume, and as a result more materials costs as streams such as manufacturing, remanufacturing and parts trading require more direct materials cost.  However, since there are significant variations between many of our orders and contracts it is difficult to identify trends in material costs.

There was a decrease in costs of sales as a percentage of total sales in the twelve months ended December 31, 2008 as compared to the same period in 2007 primarily due to a slower rate of increase in cost of sales that are not directly influenced by the revenue volume and a couple of atypical high margin sales orders in remanufacturing and manufacturing. While revenue increased approximately 130%, cost of sales (e.g. materials purchases, labor and other costs) increased at slower rates than revenues and resulted in increased productivity.   In addition, we experienced a couple atypical high margin orders in manufacturing and remanufacturing during 2008. The orders required less material purchases.  These atypical orders did not occur in 2007 and management believes they are unlikely to reoccur in the near future.

General and Administrative Expenses. General and administrative expenses decreased by 28% from $1,347,730 for the twelve months ended December 31, 2007 to $989,030 for the twelve months ended December 31 2008.  The decrease in general and administrative costs is primarily attributable to  approximately $460,000 of stock based compensation during the twelve months ended December 31, 2007 which did not re-occur during the twelve months ended December 31, 2008. If we disregard the stock based compensation then general and administrative expenses remained on similar volumes. Management believes, although there can be no assurance, that we will see a slow climb in general and administrative expenses as the company matures.

As a percentage of revenues, general and administrative expenses decreased to 45% for the twelve months ended December 31, 2008, as compared to 142% for the twelve months ended December 31, 2007.  Management further believes, although there can be no assurance, that the general and administrative infrastructure we currently have can support significantly higher revenue volume without significantly increasing general and administrative costs.

Earnings (Loss) Per Share, page 24

3. In order not to imply a greater degree of precision than exists, revise your presentations of earnings (loss) per share to round only to the nearest cent.

In response to this comment, the Company will revise its future filings accordingly to include its earnings per share rounded only to the nearest cent.

Liquidity and Capital Resources, page 24

4. You indicate that cash used in operating activities was $67,842 for the year ended December 31, 2008, compared to $209,359 for the year ended December 31, 2007. However you have not identified the components that resulted in the decrease in your cash flows from operations. Please expand this disclosure to discuss the components that resulted in the decrease in cash flows from operations as well as the underlying reasons for changes is these components, with specific discussions for accounts receivable, inventories, accounts payable and other accrued expense. Please revise your disclosure for all periods presented.

In response to this comment, the Company will revise its future filings accordingly to expand its disclosure and discussion of its liquidity and capital resources.

In order to show the Staff what such revisions will look like in accordance with Comment 1, the Company has set forth below the relevant disclosure from the Company’s Form 10-K for the year ended December 31, 2008, which has been revised to reflect this Comment 4.

Summary of Liquidity

Although we experienced improved financial results in 2008 and plan to finance most of our operations through revenues, we are still burdened by a significant working capital deficit. We did find it necessary to issue additional debt through promissory notes to support operating activities.  Management believes, although there can be no assurance, that the Company is nearing the point of breaking even. However, the significant liabilities accrued in past years will continue to burden the Company’s cash flow.

We have diverse customer payment arrangements in some of our contracts. Some payments are contingent upon delivery and have a net 30 payment schedule while some customers make advances or allow milestone billing which allows financing of the production process.  Still, there are large outlays for materials and engineering that on occasion have caused delays in payments to vendors.

Cash Flows (Operating, Investing, and Financing)

Cash as of December 31, 2008, amounted to $225,767 as compared with $70,314 as of December 31, 2007, an increase of $155,453.

Cash used in operating activities decreased to $67,842 from $209,359 for the twelve months ended December 31, 2008. The change in accounts receivable decreased cash flow primarily due to a large receivable that was created when the Company executed a new project in the fourth quarter of 2008.  The longer payment period resulted because the customer needed time to process a new vendor. The delay in payment on the account receivable was the primary reason that caused us to delay payments to vendors and defer officer salaries, which slightly improved our cash flow.  Offsetting the decreases in cash flow were increases in customer advances, on occasion we have negotiated with suppliers to receive cash advances in order to facilitate the processing of their orders. To summarize, we had large unpaid receivables that caused us to defer payments and accumulate payables and accrued expenses. Offsetting the normal changes in our operating cash flow was a onetime non recurring, non cash recovery of a contingency in 2008.

Net cash provided by financing activities for the twelve months ended December 31, 2008 increased by $232,254. This is primarily due to the issuance of promissory note arrangements from private investors that also contained stock incentives and stock warrants.

As our products tend to be large, changes in the cash flow items year over year are subject to great fluctuations which might not be attributed to a trend but rather to specific circumstances of a delivery and cutoff date.

Capital Expenditures and Other Obligations

Management believes that there is no need for material capital investments in order to execute the current backlog. Our capital investments are primarily for the purchase of equipment for the services and products that we provide or intend to provide. This equipment includes truck, shop tools, and shop machinery. Although this may change, we currently do not expect to make material capital investments in the next twelve months.

We lease a 7,500 square foot operating facility under a lease expiring September 30, 2009. The lease contains one-year renewal options. Minimum lease payments through September 30, 2009 are $28,350.

On January 29, 2009, we entered into an agreement to lease a new production facility starting from March 1, 2009 until February 28, 2011 at a monthly rent of $4,120. Minimum payments on this lease for the next 12 months will be $41,200.

Sources of Liquidity

We shall continue to finance our operations mainly from the cash provided from operating activities. As of December 31, 2008, we had a backlog of approximately $5,693,160. Additionally, management is expecting, although there can be no assurance, that additional orders will come in. Since December 31, 2008 we have announced an additional $629,000 of new orders. These orders are expected to be delivered in 2009.

We are able to obtain cash from orders in the form of progress billings. For these types of orders, which make up most of our backlog, there is little need for us to finance materials and labor.  One of the orders is for the design and manufacturing of new aircraft engine trailers for the approximate amount of $2,227,386. We collect a significant amount of these revenues on a monthly basis or progress toward milestones.  Additionally, two of the orders from the balance of the backlog, are from two customers for the approximate amount of $833,762. These orders are for time, material and an agreed profit.

Debt and Capital

We may consider raising additional capital through private and/or public placements to fund possible acquisitions and other business development activities and for working capital.

We have issued promissory note arrangements in the amount of $236,536 maturing in 2009. Management believes, although there can be no assurance, that we be able to repay or extend the notes or enter into new note arrangements at terms that are favorable to the Company.

Financial Statements

General

5. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the general and administrative expenses line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and

•
in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as general and administrative expenses.

In response to this comment, the Company will add in its future filings a paragraph to the accounting policies section which will describe what is included in the cost of sales and general administrative expense line items.

In order to show the Staff what such revisions will look like in accordance with Comment 1, the Company has set forth in its response to Comment 10 below the relevant disclosure from the Company’s Form 10-K for the year ended December 31, 2008, which has been revised to reflect this Comment 5, as well as Comments 6 and 10.  Please see below.

6. Please revise your accounting policy footnote to indicate if you include an allocation of your depreciation and amortization to cost of sales.  If you do not include depreciation or amortization in your cost of sales, please revise your description of cost of sales on the face of your income statements and elsewhere throughout the filing to read somewhat as follows: “Costs of sales (exclusive of depreciation and amortization shown separately below).”  Please also remove any references in the filing to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of sales.  See SAB Topic 11:B

In response to this comment, the Company will state in its accounting policy footnote in its future filings that depreciation is allocated to cost of sales.

In order to show the Staff what such revisions will look like in accordance with Comment 1, the Company has set forth in its response to Comment 10 below the relevant disclosure from the Company’s Form 10-K for the year ended December 31, 2008, which has been revised to reflect this Comment 6, as well as Comments 5 and 10.  Please see below.

Balance Sheets, page 29

7. Please revise to disclose the number of common stock shares issued and outstanding as of each period presented. Your current disclosure only presents the amount outstanding as of the most recent period.

In response to this comment, the Company will disclose in its future filings the number of common shares issued and outstanding as of the end of each period presented.

In order to show the Staff what such revisions will look like in accordance with Comment 1, the Company has set forth below the relevant disclosure from the Company’s Form 10-K for the year ended December 31, 2008, which has been revised to reflect this Comment 7.

Stockholders' (deficit)
Preferred stock - $0.001 par value; 1,000,000 shares
authorized; zero shares issued and outstanding
at December 31, 2008 and December 31, 2007	-	-
Common stock - $0.001 par value; 50,000,000 shares
authorized; 8,046,718 and 7,746,143 shares issued and outstanding at December 31, 2008 and December 31, 2007	8,046	7,746

Income Statements, page 30

8. On page 43, you disclose that the contingent sum of $566,154 that was previously expensed has been recovered.  You indicate that you agreed to pay the contingent sum in the event that you default on purchase credits or if you are awarded a one-contract from a specific customer before May 26, 2008. Since the one-time specific contract was not received, you have recorded a recovery of contingency. Given that you still have $384,000 in trade credits, please tell us how you determined that it was appropriate to record partial recovery of this contingency. Please cite the accounting literature used to support your conclusion. Please also tell us if there is a specified time period during which you must deliver the trade credits and the circumstances, if any, under which you could be required to pay cash in lieu of trade credits.

As of May 26, 2006, the Company entered into a settlement agreement with Kellstrom totaling $1,173,913 plus interest.  In the settlement, the contingent amount of $566,154 became payable only in the event the Company was awarded an Air Start Cart development contract prior to May 26, 2008 in the minimum amount of $10,000,000.  The contingent payment was directly tied to the contract award, not the satisfaction of the trade credits.

At May 26, 2008, the contract was not received and all other terms of the settlement, with the exception of the remaining trade credits outstanding and included in the Company’s current liabilities, were satisfied.  Correspondingly, the contingency expired without being met; therefore, the Company recovered the previously recognized contingent liability in the amount of $566,154.

In accordance with the Settlement Agreement, the Company agreed to provide Kellstrom a total of $500,000 towards the purchase of any materials, repairs, maintenance, or overhaul services.  As noted in the Company’s filings, the remaining unused credits due to Kellstrom total $384,000.  The credit is due upon receipt of any order from Kellstrom, and the Settlement Agreement does not provide a specific termination date in lieu of full satisfaction.  While there is not a specific requirement to pay Kellstrom cash in lieu of the trade credits, Kellstrom has reserved the right to pursue any remaining settlement amounts in the event the Company fails to honor the remaining trade credit obligation.

In accordance with SFAS No. 5 Accounting for Contingencies, the Company’s management and officers determined the likelihood of defaulting on the remaining trade credits is remote.  Factors contributing to this determination include the Company’s strengthening financial position; increased volume of orders received; increased capacity to provide the labor and/or materials in the event an order is received from Kellstrom; and the general interests of the Company, its shareholders, and management are better served by avoiding any potential future litigation or obligations from Kellstrom.

Based on the above, the Company’s recovery of the contingent amount, related to not receiving the specified contract, was appropriate.  Additionally, the Company will revise its future disclosures to clarify the terms of its remaining settlement obligation with Kellstrom, as applicable.

Statements of Cash Flows, page 32

9. We note your disclosure on page 34 that you sold trade receivables for a loss of $32,047 during 2008. Please revise to quantify the dollar amount of receivables sold during each period presented. Please also disclose the terms associated with your sales of receivables, including any responsibility you have for repurchasing the receivables previously sold. Please revise you statement of cash flows to more clearly disclose the impact of your sale of receivables for each period presented.

In response to this comment, the Company will disclose in its future filings more information on certain account receivable transactions.

In order to show the Staff what such revisions will look like in accordance with Comment 1, the Company has set forth below the accounts receivable paragraph and Statement of Cash Flow below from the Company’s Form 10-K for the year ended December 31, 2008, which has been revised to reflect this Comment 9.

Accounts Receivable

Accounts receivable include amounts billed and billable from customers.  Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts if applicable.

During 2008, the Company sold a portion of its receivables to an intermediary to provide shortened collection periods. The intermediary charged a fee of approximately ten percent of the total receivables purchased.  For the years ended December 31, 2008 and 2007, the Company sold $325,621 and $nil of the then outstanding receivables.  The Company paid the intermediary $32,047 and $nil during the years ended December 31, 2008 and 2007, respectively, that is included in general and administrative expenses.  The Company does not have any future obligation to repurchase the receivables sold to the intermediary.

Phoenix International Ventures, Inc.
Consolidated Statements of Cash Flows
For the Twelve Months Ended December 31, 2008 and 2007

	2008	2,007
Cash flows from operating activities
Net income (loss)	$360,774	(1,221,539)
Adjustments to reconcile net income (loss) to net cash used in operating activates
Depreciation	13,638	13,638
Amortization of debt discount	43,397	-
Recovery of contingent liability	(566,154)
Stock and options issued for services	-	131,102
Stock option expense	-	388,118
Accrued interest	-	9,646
Change in accounts receivable	(248,098)	16,713
Accounts receivable service fees	(32,047)
Change in inventory	(22,268)	(50,248)
Changes in prepaid expenses	(13,120)	(530)
Change in amounts due to related party	(8,571)	172,448
Change in customer deposits	140,096	307,106
Change in accounts payable and
accrued expenses	264,511	99,187
Change in legal settlement	-	(75,000)
Net cash used in operating activities	(67,842)	(209,359)

Note 1- Summary of Significant Accounting Policies
Revenue Recognition, page 35

10. In comment 19 to our comment letter dated February 23, 2007, we requested that you discuss and disclose all revenue streams in your revenue recognition policy. In your response letter dated May 14, 2007, you agreed to disclose all revenue streams in your revenue recognition policy. Please disclose your accounting policy for revenue recognition as it relates to your manufacturing, remanufacturing, and upgrading activities.  Please also include a discussion of all relevant revenue streams that are not mentioned above including, but not limited to, feasibility study contracts. Please also revise your critical accounting policies as necessary to be consistent with you revised revenue recognition policies as described in your financial statement footnotes.

In response to this comment, the Company will revise in its future filings its disclosure of its revenue recognition policy as to correspond with revenue streams.

In order to show the Staff what such revisions will look like in accordance with Comment 1, the Company has set forth below the relevant disclosure from the Company’s Form 10-K for the year ended December 31, 2008, which has been revised to reflect this Comment 10, as well as Comments 5 and 6 above.

Revenue and Cost Recognition

The Company accounts for its different revenue streams according to the following methods:

•
Long term manufacturing and design contract – generally, contracts which have expected durations of more than twelve months are accounted for using the percentage of completion method. The Company estimates its cost to complete the contract and recognizes its revenues based on the total cost incurred at the period as percentage of the total expected cost of the contract. The Company from time to time reviews its assumptions relating to the contract estimates.

•
Short term manufacturing contracts and orders – generally, orders for a specific unit which require less than twelve months of work to complete. The Company recognizes revenue on these types of contract based on the completed contract method when delivery has occurred.

•
Remanufacturing orders and contract - – generally, orders for a specific unit and requires less than twelve months of work to complete. The Company recognizes revenue on these types of contract based on the completed contract method when delivery has occurred.

•
Parts trading – generally, these orders are for parts that are not manufactured by the Company; and the Company buys and sells these parts with limited added value. The Company recognizes revenue on these types of contract based on the completed contract method when delivery has occurred.

•
Study contracts – generally, these contracts are for general services related to the conducting of feasibility and proof of concept studies on items requested by the customer. The Company recognizes revenue on these types of contract based on the completed contract method when delivery has occurred.

Cost of sales includes purchase of direct materials, freight, receiving, inspection, manufacturing labor and engineering, certain insurances, production supplies and allocated depreciation which to date has not been material.

With respect to the Company’s revenues from long term manufacturing and design contract, based on the percentage of completion revenue recognition method, the Company applies the costs it incurred and is relevant to these contracts which include but are not limited to the items listed above. As these costs accumulate they become the basis for the revenue recognition.

Note 8 – Related Party Transaction, page 39

11. Your disclosures appear to explain only $30,311 of the $232,304 in “due to related party” current liabilities as of December 31, 2008. Please revise to disclose what the remainder of your “due to related party” current liabilities pertain to and the repayment terms associated with these liabilities.

In response to this comment, the Company will disclose in its future filings all related party liabilities and repayment terms.

In order to show the Staff what such revisions will look like in accordance with Comment 1, the Company has set forth below the relevant disclosure of Note 8 – Related Party Transactions - from the Company’s Form 10-K for the year ended December 31, 2008, which has been revised to reflect this Comment 11.

Note 8 – Related Party Transactions

As of December 31, 2008, the Company owed a total of $232,304 to related parties, $29,763 of which were due to a consultant and $202,541 were deferred payment of  salaries to certain of the Company’s officers. These related parties and officers have agreed not to demand payment until the Company’s financial resources and cash reserve are sufficient enough to permit payment.

Note 11- Income Taxes, page 42

12. Please revise your income tax rate reconciliation to disaggregate the material components of “permanent differences” and “other temporary differences” into more meaningful components so that investors are able to more clearly understand the nature of each significant adjustment.

In response to this comment, the Company will revise its income tax reconciliation in its future filings to disaggregate permanent and temporary differences.

In order to show the Staff what such revisions will look like in accordance with Comment 1, the Company has set forth below the relevant disclosure of Note 11 – Income Taxes - from the Company’s Form 10-K for the year ended December 31, 2008, which has been revised to reflect this Comment 12.

Note 11- Income Taxes

Following is a reconciliation of income tax at the statutory rate to the Company’s effective rate:

	2008	2007
Computed at the expected statutory rate	35%	35%
Permanent differences
Stock option expense	(38.12)	-
Other permanent differences	2.01	(4.70)
Temporary Differences
Property and equipment	(0.59)	(0.23)
Reversal of contingent liability	(50.51)	-
Stock option expense	(9.43)	(11.21)
Related party accrued expenses	5.77	(2.43)
Other temporary differences	7.52	(2.62)
NOL carry forward	48.35	(13.81)
Income tax expense – effective rate	0.00%	0.00%

Controls and Procedures
Management’s Report on Internal Control over Financial Reporting, page 44

13.
Please specifically state the conclusion of your evaluation of your internal controls over financial reporting. Your current disclosure indicates that your “internal controls and procedures were not effective to detect the inappropriate application of US GAAP.”  Please revise your disclosure to simply state whether your internal controls over financial reporting are “effective” or “not effective.”  Refer to Item 308(a)(3) of Regulation S-K.

In response to this comment, the Company will revise this disclosure in its future filings to specifically state the conclusion of the evaluation of the Company’s internal controls as “effective” or “not effective.”

In order to show the Staff what such revisions will look like in accordance with Comment 1, the Company has set forth below the relevant disclosure from the Company’s Form 10-K for the year ended December 31, 2008, which has been revised to reflect this Comment 13.

As of December 31, 2008, management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and SEC guidance on conducting such assessments.  Based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective.  This was due to deficiencies that existed in the design or operation of our internal controls over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

14.	Please address the comments above in your interim filings as well.

In response to this comment, the Company will address the above comments in its future interim filings as well.

Exhibits 31.1 and 31.2

15. We note that the identification of the certifying individual at the beginning of the certification required by the Exchange Act Rule 13a-14(a) also include the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

The Company will revise the identification of the certifying individual at the beginning of the certifications in its future filings so as not to include the individual’s title.

Please note that the Company has included this revision in the certifications filed in connection with the Company’s Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2009, which was filed via EDGAR on November 16, 2009.

16. You have replaced the word “report” with “quarterly report” in paragraphs 2, 3, and 4 of your certifications. Please revise your certifications to use the word “report” instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

The Company will revise paragraphs 2, 3 and 4 of the certifications in its future filings so as not to include the term “quarterly report.”

Please note that the Company has included this revision in the certifications filed in connection with the Company’s Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2009, which was filed via EDGAR on November 16, 2009.

17. Since you have conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-K in your Form 10-K for the year ended December 31, 2008, please amend your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 to revise your certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of  Item 601(b)(31) of Regulation S-K. When you amend your filings, please be sure to also include currently dated management certifications, which refer to Forms 10-Q/A.

In response to this comment, on November 25, 2009, the Company filed via EDGAR an amendment to its Quarterly Report on Form 10-Q for each of the periods ended March 31, 2009 and June 30, 2009 to revise the certifications of its management.

**************

The Company appreciates the Staff’s comments and trusts that the foregoing is responsive. If you have any questions, please do not hesitate to contact me at (212) 752-9700.

Very truly yours,

/s/ Arthur S. Marcus
Arthur S. Marcus

cc:	Phoenix International Ventures, Inc.